UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

BERRY GLOBAL GROUP INC

(Name of Issuer)

Common Stock
(Title of Class of Securities)

08579W103
(CUSIP Number)

May 15, 2018
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Luminus Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 8,869,863 Shares Refer to Item 4 below
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 8,869,863 Shares Refer to Item 4 below
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,863 Shares Refer to Item 4 below
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.73% Refer to Item 4 below
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS Luminus Energy Partners Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 8,869,863 Shares Refer to Item 4 below
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 8,869,863 Shares Refer to Item 4 below
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,863 Shares Refer to Item 4 below
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.73% Refer to Item 4 below
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Jonathan Barrett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 8,869,863 Shares Refer to Item 4 below
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 8,869,863 Shares Refer to Item 4 below
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,863 Shares Refer to Item 4 below
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.73% Refer to Item 4 below
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:
BERRY GLOBAL GROUP INC
Item 1(b).	Address of Issuer’s Principal Executive Offices:
101 Oakley Street PO Box 959 Evansville, IN 47710

Item 2(a).	Name of Person Filing:
Luminus Management, LLC Luminus Energy Partners Master Fund, Ltd. Jonathan Barrett
Item 2(b).	Address of Principal Business Office or, if none, Residence:
1700 Broadway, 26th Floor New York, NY 10019
Item 2(c).	Citizenship:
Luminus Management, LLC – Delaware Luminus Energy Partners Master Fund, Ltd. – Bermuda Jonathan Barrett – United States
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number: 08579W103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The above figures reflect the most recent beneficial ownership for each of the Reporting Persons above as of May 25, 2018.

The percentage reported above is based on 131,700,000 shares of Common Stock reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2018, as described therein.

	(a)	Amount beneficially owned*: Luminus Management, LLC – 8,869,863 Shares Luminus Energy Partners Master Fund, Ltd. – 8,869,863 Shares Jonathan Barrett – 8,869,863 Shares
	(b)	Percent of class: Luminus Management, LLC – 6.73% Luminus Energy Partners Master Fund, Ltd. – 6.73% Jonathan Barrett – 6.73%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: Luminus Management, LLC – 0 Shares Luminus Energy Partners Master Fund, Ltd. – 0 Shares Jonathan Barrett – 0 Shares
		(ii)	Shared power to vote or to direct the vote: Luminus Management, LLC – 8,869,863 Shares Luminus Energy Partners Master Fund, Ltd. – 8,869,863 Shares Jonathan Barrett – 8,869,863 Shares
		(iii)	Sole power to dispose or to direct the disposition of: Luminus Management, LLC – 0 Shares Luminus Energy Partners Master Fund, Ltd. – 0 Shares Jonathan Barrett – 0 Shares
(iv)

Shared power to dispose or to direct the disposition of:

Luminus Management, LLC – 8,869,863 Shares

Luminus Energy Partners Master Fund, Ltd. – 8,869,863 Shares

Jonathan Barrett – 8,869,863 Shares

*         Shares reported herein are held by Luminus Energy Partners Master Fund, Ltd. for which Luminus Management, LLC serves as the investment manager. Jonathan Barrett is the ultimate beneficial owner of Luminus Management, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.
Item 8.	Identification and Classification of Members of the Group:

Not Applicable.
Item 9.	Notice of Dissolution of Group:

Not Applicable.
Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2018

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	Director

Jonathan Barrett

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett